

June 22, 2015

Ms. Susan L. Main
Chief Financial Officer
Teledyne Technologies Inc.
1049 Camino Dos Rios
Thousand Oaks, CA 91360

  Re: Teledyne Technologies Inc.
    Form 10-K for Fiscal Year Ended December 28 2014
    Filed February 26, 2015
    File No. 001-15295

Dear Ms. Main:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 28, 2014
Item 1. Business, page 1

1. We note your disclosure on page 1 that your aggregate segment operating profit and other segment income was $338 million in 2014. In light of the fact that this amount represents the combined profit of your reporting segments presented in Note 13 for purposes of the ASC 280 required reconciliation, it represents a non-GAAP financial measure when disclosed elsewhere in your filing. Please revise to include the disclosures required by Item 10(e) of Regulation SK as they relate to this non-GAAP financial measure. See Question 104.04 of the Compliance & Disclosure Interpretations on *Non-GAAP Financial Measures* dated July 8, 2011.

Note 15. Commitments and Contingencies, page 98

2. We note your disclosure that for a number of lawsuits, claims and proceedings that have been or may be asserted against the company, management does not believe that the disposition of any such pending matters is likely to have a material adverse effect on your financial condition, however the resolution in any reporting period of one or more of

these matters could have a material adverse effect on your results of operations for that period. In light of the fact that you disclose there may be pending matters that could have a material adverse effect on your results of operations, if there are any contingencies that have at least a reasonable possibility that a loss or additional loss has been incurred, for which no accrual has been made or exposure to loss exists in excess of the accrual, please tell us and revise to disclose the nature of the contingency and an estimate of the possible loss or range of loss, or include disclosure that such an estimate cannot be made. Your disclosure should be similarly revised for any asserted claims related to your US Government contract work disclosed in Note 15. See guidance in ASC 450-20-50-3 and 4.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Effie Simpson at (202) 551-3346, or in her absence, Claire, Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3750 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief